ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax:       (604) 685-9744

Dated: April 3, 2008

ITEM 1:               PRELIMINARY NOTES

1.1        Incorporation of Financial Statements, Information Circular and Other Documents

Specifically incorporated by reference and forming part of this Annual Information Form (“AIF”) are the Consolidated Financial Statements for Endeavour Silver Corp. (the “Company” or “Endeavour” which includes its subsidiaries) for the year ended December 31, 2007, for the year ended December 31, 2006 and for the ten month period ended December 31, 2005, together with the Management Discussion and Analysis accompanying such financial statements.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in US dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
Material Change Report announcing Special Warrant Financing Closing	April 24, 2006	April 26, 2006	Material Change Report – English
Short Form Prospectus	May 15, 2006	May 15,2006	Final Short Form Prospectus – English and French
NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango, Mexico	April 16, 2007	April 17, 2007	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
Management Information Circular	May 4, 2007	May 24, 2007	Management Information Circular - English
Audited annual financial statements (most recent)	December 31, 2007	April 4, 2008	Audited annual financial statements – English
Management Discussion and Analysis (most recent)	December 31, 2007	Apri1 4, 2008	Annual MD&A
News Releases for calendar years 2005 to 2008	Various dates (From Jan 18, 2005 to the date of this AIF)		Press Release – English

1.2        Date of Information

All information in this AIF is as of April 3, 2008 unless otherwise indicated.

Endeavour Silver Corp.

1.3        Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company’s exploration properties. The Management Discussion and Analysis that is incorporated by reference within this AIF also contains forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

1.4        Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.

1.5        Classification of Mineral reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

1.6        Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this AIF, the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This AIF also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Endeavour Silver Corp.

ITEM 2:               CORPORATE STRUCTURE

2.1        Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

VECTOR Corporate Finance Lawyers
Suite 1040 - 999 West Hastings Street
Vancouver, British Columbia
Canada, V6C 2W2

2.2        Subsidiaries

The Company conducts its business in Mexico through subsidiary companies. The following table lists the subsidiaries, place incorporated and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz y Garibaldi, S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Metallurgica Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolanitos S.A de C.V.	Mexico	100
Endeavour Management Corp	Canada	100
Guanacevi Mining Service, S.A. de C.V.	Mexico	100
Recursos Humanos Guanacevi, S.A. de C.V.	Mexico	100
Exploraciones, S.A. de C.V	Mexico	100

Endeavour Silver Corp.

ITEM 3:               GENERAL DEVELOPMENT OF THE BUSINESS

3.1        Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico.

Guanacevi Mines Project

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest could be purchased through the payment of a further $3 million by instalments up to January 2008. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was scheduled for completion on January 28, 2008.

Under the option interest agreement, the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. The Company was able to acquire the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine, for the final option interest agreement payment of $638,000 in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings.

The Company elected to accelerate the buy out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Guanajuato Mines Project (formerly referred to as Bolanitos Mines Project)

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) to purchase all of the Guanajuato property and plant assets for 800,000 commons shares of the Company and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Guanajuato Mines project, free and clear of any royalties.

The Guanacevi Mines Project and the Guanajuato Mines Project have been the primary focus of business activity for the last year with the Guanacevi Mines Project the primary focus for the preceding 2 years - see Item 4.4 for further details.

Endeavour Silver Corp.

Endeavour’s main short-term goal at Guanajuato is to invest in mine exploration and development in order to access more historic reserve blocks and increase mine production up to the 500 tpd plant capacity. The Company’s longer term goal is to invest in exploration, find new higher grade ore bodies and, if successful, evaluate the potential for a plant expansion.

Three Year History

2008 to April 3

March 3, 2008 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2007 for its three active silver mining and exploration projects in Mexico, the Guanacevi Mines Project, the Guanajuato Mines Project and the Parral Exploration Project, showing significantly higher reserves and resources than at December 31, 2006 based on the acquisition of the Guanajuato Mines Project and the results of drilling and development undertaken during 2007.

February 19, 2008 Endeavour acquired an option to purchase the Navegantes silver properties in the Parral district, Chihuahua State, Mexico whereby the Company can acquire a 100% interest by making US$470,000 in escalating cash payments over a two year period.

January 3, 2008 Endeavour announced changes to its management team: W. R. (Bill) Franklin was appointed CFO and replaces John Watkins who submitted his resignation effective January 25, 2008.

On March 19, 2008 the Company announced that W. R. (Bill) Franklin would be stepping down as CFO, effective March 31, 2008, for health reasons but has agreed to be available as needed thereafter in a consulting capacity, subject to his recovery to better health. Dan Dickson, CA, the Company’s current Controller, has been appointed interim CFO effective March 31, 2008 and Christine West, CGA, has joined Endeavour as the new Controller based in Vancouver. The Company also announced the appointment of Richard Downes as Mine Manager of the Guanacevi Mines Project.

2007

December 12, 2007 the Company acquired an option to purchase the San Pedro properties which are located about 6 kilometers northwest of the Company’s operating Porvenir Mine, in the Guanacevi silver mining district, Durango State, Mexico. Endeavour can earn a 100% interest by issuing 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at $4.69 within a 1 year period and a further 570,776 shares within a 24 month period. On signing, 120,000 common shares and 60,000 warrants were issued to the vendor. The vendor will retain a 1% net smelter royalty on mineral production.

December 3, 2007 Endeavour announced changes to its management and operations teams: Fernand Rondeau was appointed Mine Manager of the Guanajuato Mines Project, Nelson Pena was appointed Senior Engineer Mine Planning, Miguel Lampson was appointed Chief Mine Geologist of the Guanajuato Mines Project and Francisco Gameros was appointed Financial Controller of Endeavour’s Mexican operations.

November 27, 2007 the company acquired an option to purchase the El Milache properties which are located along the trend of the Santa Cruz silver vein approximately 2 kilometers northwest of the Porvenir Mine, part of Endeavour’s Guanacevi Mines Project in Durango, Mexico. The Company can acquire a 100% interest by paying $50,000 (paid) and issuing 30,000 (issued) shares upon signing the agreement and paying $50,000 after 18 months.

Endeavour Silver Corp.

October 10, 2007 Endeavour announced changes to its management and operations teams: David Howe, M.Sc. Mining Geology was appointed as Vice President, Mexico Operations following the resignation of David Drips.

September 25, 2007 the Company announced that it had dropped its options to acquire two of the Parral Exploration Project properties.

June 14, 2007 Endeavour expanded and strengthened the Board of Directors with the appointment of Rex McLennan.

On May 30, 2007 the Company closed the acquisition of a 100% interest in the Guanajuato Mines Project (formerly referred to as Bolanitos) property and plant assets, free and clear of any royalties, for 800,000 common shares of the Company, which were valued at $4.84 per share, and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share for a two year period.

On May 24, 2007 the Company entered into an agreement to acquire the remaining 49% of the shares of Minera Santa Cruz SA de CV, which would result in the Company owning a 100% interest in the Guanacevi Mines properties, through the issuance of 1.35 million common shares.

May 24, 2007 Endeavour announced changes to its management and operations teams: Mr. Barry Devlin, M.Sc.,P.Geo. joined the Company as the new Vice President, Exploration and Dr. Michael Rasmussen, Ph.D. moved from VP Exploration to become Chief Geologist.

On May 1, 2007 the Company entered into an agreement with two subsidiary companies of Penoles to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share for a two year period.

On April 30, 2007 the Company closed the acquisition of the Unidad Bolanitos exploitation contracts for $2.4 million and 224,215 common shares, which were valued at $4.46 per share.

On April 17, 2007 the Company released the 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanacevi Project, Durango, Mexico

March 8, 2007 the Company released an updated Statement of Reserves and Resources as at December 31, 2006 showing significantly higher reserves and resources at the Guanacevi Mines Project based on the results of drilling and development undertaken during 2006.

February 27, 2007 Endeavour signed a binding agreement of intent to purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico for US$3.4 million cash and US$1.0 million of common stock of the Company.

January 30, 2007 Endeavour announced changes to its management and operations teams: John D Watkins to be appointed CFO upon receipt of Canadian and Mexican work permits; Jorge Lujan Acuna appointed General Manager, Guanacevi; and Marcos Garcia Chavez appointed Manager, Mexico Administration and Finance. In addition: Bruce Bried resigned as Vice President Mining following handover of these responsibilities to Dave Drips Vice President, Mexico Operations; Neil Marshall resigned as Mine Manager, Guanacevi; and Philip Yee will resign as CFO effective upon commencement of John Watkins appointment.

January 29, 2007 the Company’s common shares commenced trading on the American Stock Exchange under the symbol EXK.

Endeavour Silver Corp.

2006

October 24, 2006 Endeavour purchased the Arroyo Seco property in the south east Michoacan State, Mexico from Servicio Geológico Mexicano (The Mexican Geological Survey) for US$229,000 payable over 2 years plus 1% NSR production royalty.

October 11, 2006 Endeavour announced the appointment of David Drips as the new Vice President, Mexico Operations.

August 10, 2006 Endeavour acquired options to purchase La Aurora and El Cometa properties in the Parral district, Chihuahua State, Mexico for US$913,000 cash payable over 3 years.

August 3, 2006 Endeavour acquired an option to purchase Minas Nuevas properties in the Parral district, Chihuahua State, Mexico through the payment of US$3million cash over 30 months.

July 24, 2006 Endeavour completed the purchase of the Guanacevi Mill through the purchase of Metallugica Guancevi S.A. de C.V. which owned 49% of the Mill.

May 9, 2006 Endeavour expanded the Board of Directors through the appointment of Geoff Handley.

February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange under the symbol EDR. Previously its shares were listed on the TSX Venture Exchange.

January 28, 2006, the Company completed the acquisition of 51% of the Guanacevi Mines Project.

2005

In October 2005, the Company acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000.

In August 2005, the shares of the Company were listed for trading on the Frankfurt Stock Exchange under the trading symbol EJD.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500.

Endeavour Silver Corp.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. ("Peñoles"). Six of these properties form part of the producing Santa Cruz silver mine in which the Company already owns a 51% interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allowed the Company's wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV, ("Adelante") to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles' wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. ("Capela"). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007.

On February 24, 2005 the Company announced changes and additions to its senior management team. Bradford Cooke the outgoing President became the Chairman and C.E.O. Godfrey Walton, M.Sc., P.Geo. took over as the new President and C.O.O. Other appointments included the appointment of Philip Yee as C.F.O., Bruce Bried as Vice President, Mining, responsible for overseeing the day-to-day operations of the Santa Cruz Mine and Guanacevi plant and Michael Rasmussen, as Vice President, Exploration, to oversee all exploration projects.

3.2        Significant Acquisitions

Guanacevi Mines Project (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico. At the same time it entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico.

Endeavour Silver Corp.

The payment schedule was as follows:

	Thousands of US$
			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total
	Refer note (ii)	Refer note (i)
Initial option agreement -
February 2004		57	43	100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007	638	857	5	1,500
January 28, 2008	638	857	5	1,500
	2,551	4,000	449	7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	2,551	4,000	449	7,000

Note (i) The purchase of the processing plant was accelerated in 2006 through the acquisition of the company owning 49% of the asset and the elimination of the payments scheduled for January 20007 and January 2008.

Note (ii) The January 28, 2007 payment was made with the issuance of 176,201 common shares of the Company in lieu of cash and in May 2007 the Company was able to accelerate the acquisition of the remaining shares of Minera Santa Cruz by negotiating an early buy out of the minority shareholders by issuing 1,350,000 common shares of the Company with a fair market value of $5.04 per share. The settlement price reflects the minority shareholders’ earnings to that date, the 2008 option payment and the projected 2007 earnings.

ITEM 4:               DESCRIPTION OF THE BUSINESS

4.1        General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi and Guanajuato in Mexico.

Previously the Company focused its activities principally in Canada, but by the end of fiscal 2004 it had relinquished its remaining Canadian property and was active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The acquisitions of the silver-gold mine and the processing plant has allowed the Company to become a primary silver producer, as well as to transform the Company from a mineral exploration company to an operating mining company.

Number of Employees

The Company has approximately 750 full and part-time employees.

Endeavour Silver Corp.

4.2        Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected rock formations and other conditions can occur. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Exploration and Development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project as described under Item 4.4, none of the Company’s properties have any defined ore-bodies with proven reserves.

Endeavour Silver Corp.

Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides, acts of God, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied, and may continue to rely, upon consultants and advisers for development and operating expertise.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities. While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Endeavour Silver Corp.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims.

Uncertainty of Funding

The Company has limited financial resources, and the mineral claims in which the Company has an interest and an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Industry Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Endeavour Silver Corp.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Countries and Regulatory Requirements

The Company’s mining and exploration properties are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company to obtain any required production financing for its mineral properties.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

4.3        Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

Endeavour Silver Corp.

4.4        Mineral Projects

The Company’s sole reportable segment is mineral exploration, development and exploitation of natural resources. The Company presently operates two mining projects and is in the process of acquiring other mineral projects.

Guanacevi Mines Project

Ownership and Property Description:

Endeavour purchased 100% interests in the Guanacevi mine properties by having made a series of scheduled payments through its wholly owned subsidiary companies, Minera Santa Cruz y Garibaldi, S.A. de C.V. (Santa Cruz and other properties) and Minera Plata Adelante, S.A. de C.V. (El Porvenir and other properties). The process plant which processes the Guanacevi ores was also purchased through a series of scheduled payments and a 100% interest was acquired by wholly owned subsidiary company Refinadora Plata Guanacevi, SA de CV, through the acquisition of Metalurgica Guanacevi, S.A. de C.V.

Location Access and Climate:

The mining district of Guanacevi is located in the northwestern part of Durango State in northwestern Mexico, some 260 km northwest of the city of Durango. The Guanacevi mine properties are situated in the western part of the district, the operating Porvenir Mine lies 3.5 km southwest from the town of Guanacevi, and the process plant sits 1 km south of the town. Geographic co-ordinates for the project centre are 25°54'47"N latitude and 105°58'20"W longitude.

The Guanacevi Mines Project is accessible by two wheel drive vehicles via a paved state highway approximately a four and one half hour drive from Durango City. The city of Durango can be reached by vehicle on paved interstate highways from other cities such as Chihuahua, Zacatecas, Torreon and Mazatlan and is also connected by regional air services to all major Mexican cities and by direct international air service to Houston and Chicago in the U.S.A.

The project area lies in the eastern foothills of the Sierra Madre Mountains at an average elevation of 2,370 m above sea level. The climate is tempered by the high altitude, with temperatures dropping to 0° in winter and rising to 30° in summer. Although Guanacevi is relatively dry, there is a main rain season that runs from June to September. The local town of Guanacevi has a population of approximately 2,000.

Royalties and Encumbrances:

Some of the production from the Guanacevi Mines Project is subject to 3% net smelter return royalties, subject to certain deductions and payable to the previous owners of the mining concessions. Production from Porvenir Dos and La Prieta will not be subject to any royalty.

Taxation:

The principal taxes in Mexico affecting Endeavour include the corporate income tax or minimum asset company tax, refundable sales tax (IVA), payroll tax, employee profit sharing tax, and annual fees for holding mineral properties.

Endeavour Silver Corp.

History:

In late 2003, Endeavour recognized an opportunity in Guanacevi to acquire a fully built and permitted mine and plant operation that was preparing to close for lack of ore. In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico.

The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately $4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest could be purchased through the payment of a further $3 million by instalments up to January 2008. The purchase of the remaining 49% of the mill facility was completed in July 2006 and in May, 2007 the Company was able to accelerate the acquisition of the remaining shares of Minera Santa Cruz by negotiating an early buy-out of the minority shareholders for 1,350,000 common shares of the Company with a fair market value of $5.04 per share. The settlement price reflected the minority shareholders’ earnings to that date, the 2008 option payment and their projected 2007 earnings.

The Guanacevi Mines Project has been the primary focus of business activity for the Company over the last 3 years.

Geology and Mineralization:

The Guanacevi orebodies are typical, high-grade, silver-gold, low sulphidation epithermal vein deposits, characterized by argentite-acanthite-silver sulfosalt mineralization forming disseminations, bands and breccias within quartz-calcite-rhodonite veins flanked by adularia-sericite-clay alteration zones. The Santa Cruz vein occupies a strong northwest striking, southwest dipping normal/strikeslip fault along the western border of the main horst fault block that is central to the Guanacevi mining district.

Santa Cruz mineralization near surface is silver-rich with lesser amounts of Au, Pb and Zn but at depths below 400 m, the base metals start to predominate over the precious metals, again typical of zoned epithermal vein systems. Past production from the Santa Cruz mine averaged approximately 500 g Ag/t and 1 g Au/t over true widths averaging 3 m.

The Guanacevi veins are also typical of other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic Series of andesite flows, pyroclastics and epiclastics overlain by the Upper Volcanic Series of rhyolite pyroclastics and ignimbrites. Evidence in the Guanacevi District suggests that mineralization is closely associated with a pulse of silicic eruptions that signaled the end of Lower Volcanic magmatism and the onset of Upper Volcanic activity.

Low sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 600 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (South of Santa Cruz Mine) to below the Mine Level 13 in Santa Cruz, erosion cannot have removed much of the ore horizon.

The Santa Cruz vein structure has been traced for over 8 km along strike, ranges from 1-30 m in thickness and averages about 2-5 m wide. Mineralization in the system is not continuous, but occurs in steeply NW-raking shoots up to several 100 meters in length. A second vein, sub-parallel to the main Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir area.

Endeavour Silver Corp.

Technical Reports:

The Santa Cruz Mine and Guanacevi Plant, plus related mineral properties (including some properties in the area acquired subsequent to the initial agreements) being, together the Guanacevi Mines Project, are the subject of the following most recent technical reports presumed by management to be compliant with National Instrument 43-101 (“NI 43-101”):

  A technical report titled “Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated April 16, 2007. The Qualified Persons who completed the audit of the reserves and resources are Jim Leader, P.Eng., William Lewis, P.Geo., and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International (“the Micon Report”). {Note: Micon did not audit the Guanacevi stockpiles nor did they audit silver equivalents for this report.} The report was filed on Sedar on April 17, 2007.

  A technical report updating the Mineral Reserves and Resource Estimates, Guanacevi Project, Guanacevi State, Mexico. The Qualified Person who completed the report is Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour. The full report will be released on Sedar by on April 17, 2008.

Mineral Reserves

Guanacevi Mines Project

Statement of Reserves at 31 December 2007 (released March 3, 2008) (i)

Proven and Probable Reserves (Cut-off Grade 250 g/t Silver)

Category	In-situ Tonnes & Grade
	Tonnes	Silver (g/t)	Ounces Ag	Gold (g/t)	Ounces Au
Proven	82,941	447	1,192,567	0.65	1,724
Probable	1,140,933	354	13,002,592	0.61	22,309
Total Proven + Probable	1,223,874	360	14,195,159	0.61	24,033

Mineral Resources

Guanacevi Mines Project

Statement of Resources as at December 31, 2007 (Released March 3, 2008) (i)

Measured and Indicated Resources (Cut-off Grade 200 g/t Silver)

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz
Measured	15,046	224	0.35	108,524	167
Indicated	1,187,452	347	0.73	13,248,207	27,928
Total Measured + Indicated	1,202,498	345	0.73	13,356,731	28,095

Endeavour Silver Corp.

Inferred Resources (Cut-off 200 g/t Silver and within 75 m of the Indicated Boundary)

	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz
Total Inferred	844,754	313	0.58	8,512,517	15,862

(i) The qualified person for reporting the reserves and resources is Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour. The full report will be released on Sedar by on April 17, 2008.

Mining

Plant production from Guanacevi in 2007 amounted to 1,907,795 oz silver (Ag) and 3,957 oz gold (Au), or 2,125,430 oz Ag equivalent using an equivalence ratio of 55: 1 for Ag: Au. Mine production amounted to 226,295 tonnes of ore at an average grade of 375 g/t Ag and 0.7 g/t Au.

The mine is accessed by a main 4m x 4 1/2m haulage ramp and related development ramps driven at a grade of +/-12%. Stope accesses are driven off the ramps adjacent to the vein on the footwall side but sill development occurs within the vein. Mining is accomplished using a typical cut and fill method, utilizing rubber tired mobile equipment. Fill material is provided from the development of the underground ramps and accesses that are driven in waste.

Milling

The Endeavour mill is a typical Merrill-Crowe circuit. The mill capacity was expanded from an average process rate of 420-tpd to 800-tpd at the end of 2006 and early 2007, and this upgrade was commissioned in February of 2007. The circuit consists of a crushing, screening, and grinding circuit where the ore is reduced to a mesh size of 72% passing -200 mesh. The sized material then circulates in a leach circuit and is finally precipitated in a Merrill-Crowe unit, zinc dust being used to precipitate the silver and gold. The precipitate is smelted at the site using a gas fired induction furnace, producing dore bars that are 97% silver and over 2% gold. The tailings from the plant are deposited in a lined tailing facility adjacent to the plant.

The Endeavour plant also includes a typical two stage flotation circuit, a Lead-Silver circuit and a Zinc-Silver circuit. The flotation circuit can be used simultaneously with the Merrill-Crowe circuit or as an individual circuit. Thus, the Endeavour plant can process both oxide and sulphide type ores efficiently.

Environment, Health and Safety

Endeavour is actively developing a reclamation plan that will have expenditures during mining operations and in addition a final closure plan that is traditional for this type of facility. The Company is currently implementing environmental policies typical of North American mining companies such as accidental spill procedures and prevention, material containment procedures, and re-vegetation plans near active areas.

Endeavour has implemented many traditional North American safety programs since taking the operation over from the contractor at both the mine and plant. These programs include safety bonuses, development of a mine rescue team, new hire safety training, annual refresher training, and daily “toolbox” meetings. Additionally, the Company is actively testing employees for previous exposure to hazardous materials and there are two paramedics employed at the site.

Endeavour Silver Corp.

Capital Expenditure

Endeavour incurred significant capital expenditures in fiscal 2007 to expand and upgrade the mining operations and plant production and has budgeted significant capital expenditures in fiscal 2008 to further expand and upgrade the mine and plant.

The mine capital consists of life-of-mine access ramps, the required off-vein mine development, the purchase of rubber tired mining equipment, the construction of an underground pumping facility to handle the predicted water inflow, and the construction of a permanent mine camp for 100 mine employees.

The plant capital consists of expanding and upgrading the beneficiation facility to handle 800-tpd, including, a new Merrill-Crowe recovery and silver refining facility, and a tailings pond expansion to provide tailings storage.

Infrastructure capital consists of light vehicles, upgrade of the information systems, upgrade of the accounting system, and general ancillary projects associated with the site structures and roads.

Marketing

Products from the mine, principally dore, are sold at market prices under existing tied third party sales agreements for mine output.

Guanajuato Mines Project (formerly referred to as Bolanitos)

Ownership and Property Description:

Endeavour owns a 100% interest in the Guanajuato Mines Project through the acquisition of exploitation lease agreements as well as the actual mining properties and process plant. The Company first acquired the exploitation contracts to the Unidad Bolanitos silver (gold) mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for US$3.4 million, comprised of US$2.4 million in cash and US$1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying US$2.4 million in cash and issuing 224,215 common shares priced at US$4.46 per share.

The Company then acquired the Unidad Bolanitos property and plant assets from two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) for 800,000 common shares of the Company and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. The acquisition, completed on May 30, 2007, gives the Company a 100% interest in the Guanajuato Mines Project, free and clear of any royalties.

The mining project consists of 13 properties totaling 2,017 hectares in two property groups (Bolanitos and Cebada), several past producing silver (gold) mines, and the 500 tonne per day Guanajuato process plant.

Location Access and Climate:

The Cebada properties are located approximately 3 kilometers north of the city of Guanajuato in the state of Guanajuato, central Mexico. The Guanajuato properties and the plant are situated approximately 5 kilometers west of Cebada. Both the properties and the plant are readily accessed by two wheel drive vehicles on paved and well maintained gravel roads. Geographic co-ordinates for the project centre are approximately 21°03'N latitude and 101°15'W longitude.

Endeavour Silver Corp.

The city of Guanajuato can be reached by vehicle on paved interstate highways from other cities such as Guadalajara, San Luis Potosi and Queretero and is also connected from Bajia airport by regional air services to all major Mexican cities and by direct international air service to cities in the U.S.A.

The project area lies in Central Altiplano at an average elevation of 2,000 m above sea level. The climate is tempered by the high altitude, with temperatures dropping to 5° in winter and rising to 35° in summer. Although Guanajuato is relatively dry, there is a main rain season that runs from June to September. The city of Guanajuato has a population of approximately 80,000.

Royalties and Encumbrances:

Production from the Guanajuato Mines Project is free of royalties.

Taxation:

The principal taxes in Mexico affecting Endeavour include the corporate income tax or minimum asset company tax, refundable sales tax (IVA), payroll tax, employee profit sharing tax, and annual fees for holding mineral properties.

History:

Industrias Penoles, one of Mexico’s largest industrial and mining conglomerates, redeveloped the Unidad Bolanitos mines in the north part of the Guanajuato district in the early 1970’s. The Guanajuato plant was built in the late 1990’s but when the price of silver bottomed after 2000, Penoles leased many of its smaller silver mine and plant operations including Guanajuato to local mining companies.

In late 2006, Endeavour recognized an opportunity in Guanajuato to acquire a fully built and permitted mine and plant operation that was preparing to close for lack of ore. Minas de la Luz SA de CV (“MdlL”) held the rights of exploitation to Unidad Bolanitos through exploitation contracts with subsidiary companies of Penoles who were the owners of the properties, mines and plant. In 2006, MdlL produced 255,766 oz silver and 3,349 oz gold (423,216 oz Ag equivalents) from 76,532 tonnes of ore grading 128 gpt silver and 1.62 gpt gold operating at about 43% of the Guanajuato plant capacity.

Endeavour acquired the Guanajuato mines and plant on May 1, 2007 and spent the rest of the year compiling historic exploration and production information, accessing and resampling portions of the historic reserves, cleaning out and redeveloping parts of the mines in order to source feed for the plant, reorganizing the flotation circuit in the plant and commencing surface exploration drilling in selected areas.

Geology and Mineralization:

The Cebada properties cover the northernmost 4.5 kilometer extent of the Veta Madre silver (gold) vein system in the Guanajuato district. The Bolanitos properties cover most of the 9 kilometer length of the La Luz silver (gold) vein system in the La Luz district.

The Veta Madre and La Luz veins are classic, low sulfidation epithermal vein systems. Mineralization consists of disseminations and fracture-fillings of pyrite, pyrargygrite, polybasite and electrum in quartz-calcite veins ranging from 1 to 30 meters thick but averaging 2 to 3 meters wide. Multiple historic ore zones (now stopes) formed steep-plunging shoots 100 to 500 meters long that were mined down to depths of 200 to 600 meters. More than 30 shafts were driven historically into the two vein systems on the Bolanitos and Cebada properties, of which five are still active.

Endeavour Silver Corp.

Technical Reports

A technical report regarding the updated Mineral Reserves and Resource Estimates, Guanajuato Project, Guanajuato State, Mexico was prepared by SRK Consulting (UK) after the year-end. The Qualified Person reporting for the reserves is Mr. Michael Beare, C.Eng, B.Eng (Mining), MIMMM and the Qualified Person reporting for the resources is Mr. Martin Pittuck, M. Sc., MIMMM. Both Mr. Beare and Mr. Pittuck are employees of SRK Consulting (UK) Limited. The full report will be released on Sedar by April 17, 2008.

Mineral Reserves

Guanajuato Mines Project

As at November 2006, MdlL’s proven and probable historic reserves totalled 774,668 tonnes grading 200 gpt silver and 1.87 gpt gold (8.6 oz per ton Ag equivalents) containing approximately 5 million oz silver and 46,000 oz gold (7.3 million oz Ag equivalents). Proven reserves were 300,089 tonnes grading 220 gpt silver and 1.89 gpt gold and probable reserves were 474,779 tonnes grading 187 gpt silver and 1.85 gpt gold. MdlL’s reserves are viewed as historic even though 1) they were independently estimated, 2) they are based on extensive underground sampling of he mineralized zones in drifts and raises, and 3) the reserve categories approximate CIM reporting standards. However, at the time of acquisition, Endeavour had not yet verified the reserves, they did not comply with NI 43-101 and investors were advised not to rely upon them. In 2007, Endeavour retained a qualified independent engineering firm to verify a portion of the MdlL reserves and bring them into compliance with NI 43-101.

Statement of Reserves at 31 December 2007 (released March 3, 2008) (i)

Proven and Probable Reserves (Cut-off Grade 215 g/t Silver)

Category	In-situ Tonnes & Grade
	Tonnes	Silver (g/t)	Ounces Ag	Gold (g/t)	Ounces Au
Proven	-	-	-	-	-
Probable	103,000	209	694,000	1.40	4,650
Total Proven + Probable	103,000	209	694,000	1.40	4,650

Mineral Resources

Guanajuato Mines Project

Statement of Resources as at December 31, 2007 (Released March 3, 2008) (i)

Indicated Resources (Cut-off Grade 215 g/t Silver)

	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz
Total Indicated	42,000	194	2.10	262,000	2,900

Endeavour Silver Corp.

Inferred Resources (Cut-off 215 g/t Silver and within 75 m of the Indicated Boundary)

	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz
Total Inferred	321,000	218	2.00	2,245,000	21,060

(i) The qualified persons who prepared the reports were Mr. Michael Beare, C.Eng, B.Eng (Mining), MIMMM and Mr. Martin Pittuck, M.Sc., MIMMM, both employees of SRK Consulting (UK) Limited (“SRK”). The full report will be released on Sedar by on April 17, 2008.

Mining

Plant production from Guanajuato in 2007 amounted to 227,689 oz silver (Ag) and 2,360 oz gold (Au), or 357,489 oz Ag equivalent using an equivalence ratio of 55: 1 for Ag: Au. Mine production amounted to 65,266 tonnes of mineralized material at an average grade of 133 g/t Ag and 1.47 g/t Au. The mines are accessed by either shafts or adits.

Management’s belief that the Guanajuato Mines Project possesses excellent exploration potential for the discovery of new mineralized veins and new ore bodies within known but relatively un-explored veins was the underlying reason for the acquisition. There are numerous drill holes that had been drilled by Industrias Penoles that were not followed up on because the mines closed when the silver prices dropped. Various contractors who did mine in the area after Penoles finished mining never put in the capital to develop these areas.

Since acquisition, the Company has compiled the historic surface and underground sample, drill data of Industrias Penoles for the Cebada and Bolanitos mine properties, commenced underground re-sampling of certain historic reserve blocks, identified multiple prospective silver vein targets, and initiated drilling programs on Golondrinas and Cebada to follow up on these and other targets that the Company has developed from this historic and new data.

The Company has re-sampled parts of the historic reserves in order to bring them into compliance with NI 43-101 and as at December 31, 2007 there are 694,000 ounces of silver in NI 43-101 compliant probable reserves which are supported by the 2008 mine plan produced by Endeavour Silver Corp. and reviewed by SRK Consulting (UK) Limited (“SRK”).

The Company has continued to mine from existing mineralized material and operate the processing plant during this period to ensure the availability of an experienced work force and to look at processing material from third parties who are mining in the district so that once a new area is identified there will be no delay starting up a new operation.

Cash costs at Guanajuato have been very high because a) after closing the acquisition, management elected to offer employment to most of the prior operating personnel necessary to produce at capacity but b) most of the historic reserve blocks scheduled for production were not only low grade but also needed a substantial amount of underground cleanup or redevelopment work which c) reduced the total tonnes of mineralized material mined daily but increased the operating costs per tonne and d) excessive mine dilution resulted in lower than anticipated mineralized material grades which also drove the cash cost per oz higher. In addition, management initiated numerous safety upgrades in the mines and shafts that took them out of service periodically thereby reducing mine production while increasing mine costs.

Endeavour Silver Corp.

Cash costs are expected to come down to more reasonable and economic levels when the Guanajuato operation startup phase is completed. Management anticipates that the mine and shaft cleanup, redevelopment and safety upgrade work will be largely completed in Q2, 2008 thereby allowing for steady state production in the second half of 2008 at a rate of about 250 tpd or half the plant capacity. As soon as newly discovered, higher grade mineralized zones (such as the recent 3785 zone for example) are fully explored and assessed, management intends to add them to the mineplan which should allow production to rise to the 500 tpd plant capacity in 2009.

Milling

The Unidad Bolanitos plant has a rated capacity of 500 tpd and consists of crushing, grinding and floatation circuits that produce bulk sulphide concentrates typically grading 10,000 to 12,000 gpt silver and 130 to 170 gpt gold. The concentrates are shipped to the Penoles smelter in Torreon for smelting and refining, and Penoles retains a net smelter royalty on mineral production.

Environment, Health and Safety

Endeavour is actively developing a reclamation plan that will have expenditures during mining operations and in addition a final closure plan that is traditional for this type of facility. The Company is currently implementing environmental policies typical of North American mining companies such as accidental spill procedures and prevention, material containment procedures, and re-vegetation plans near active areas.

Endeavour has implemented many traditional North American safety programs since taking the operation over from the contractor at both the mine and plant. These programs include safety bonuses, development of a mine rescue team, new hire safety training, annual refresher training, and daily “toolbox” meetings. Additionally, the Company is actively testing employees for previous exposure to hazardous materials and there are two paramedics employed at the site.

Capital Expenditure

Endeavour has implemented a capital improvement program in the plant, tailings expansion and mine development in the footwall of the vein.

The capital program for the plant will include redesign of the crushing portion of the plant, concentrate storage area, increased security of the plant facilities, new scale and mechanics shop. The tailings facility is being expanded to provide a longer live for the operations and further development in the underground mines. The shafts are being brought up to North American safety standards.

Marketing

Products from the mine, principally concentrate, are sold at market prices under an existing smelter contract for the mine output.

Parral Project

Ownership and Property Description:

Endeavour holds an option to purchase a 100% interest in the El Cometa property located in the district of Hidalgo de Parral, Chihuahua for cash payments totaling $350,000. The February 2008 payment of $50,000 was made subsequent to year end. The Company continues to explore the property and has remaining option payments totaling $130,000 in 2008 and $100,000 in 2009.

Endeavour Silver Corp.

Subsequent to year end, the Company signed an agreement to acquire a 100% interest in the Navegantes properties, west of Parral Chihuahua, Mexico for $470,000 payable over two years.

Location Access and Climate:

The mining district of Hidalgo de Parral is located in the southern part of Chihuahua State in northwestern Mexico, some 230 km south of the city of Chihuahua. The El Cometa property is situated in the heart of the district on the outskirts of the city of Parral. Geographic co-ordinates for the project are approximately 26°56’N latitude and 105°40’W longitude.

The Parral Exploration Project is readily accessible by two wheel drive vehicles via a paved state highway on the outskirts of the city of Parral. Parral can be reached by vehicle on a paved interstate highway about a 2 ½ drive from Chihuahua City which is connected by regional air services to all major Mexican cities and by direct international air service to Houston in the U.S.A.

The project area lies in the eastern foothills of the Sierra Madre Mountains at an average elevation of 1,770 m above sea level. The climate is tempered by the high altitude, with temperatures dropping to 0° in winter and rising to 30° in summer. Although Parral is relatively dry, there is a main rain season that runs from June to September. The local city of Parral has a population of approximately 100,000.

History:

Silver was first discovered by the Spanish at Parral in 1631 and by 1665, more than 60 small mines were operating, principally along the main Veta Colorada and related veins (one of which is the Veta Esmerelda on which the El Cometa property is located). Historic mine production in Parral is estimated by the SGM (Mexican Geological Survey) to have exceeded 31 million tonnes ore, ranging in grade from several kilograms per tonne silver over narrow vein widths in the shallow oxidized ores to 30 to 300 gpt silver associated with significant lead-zinc mineralization over broad hangingwall breccia zones in the deeper sulfide ores.

During the 1900’s, Asarco operated several large mines throughout the district, of which the largest was the Santa Barbara mine, still operated by IMMSA today. The Esmerelda mine, located about 3 km south of El Cometa along the same vein structure, is estimated to have produced over 4 million tonnes grading 50 gpt silver and 5% combined lead-zinc.

Geology and Mineralization:

The El Cometa mineralization on the Esmerelda Vein is a deep-seated, base metal-rich low sulfidation epithermal vein system. Mineralization consists of disseminations and fracture-fillings of pyrite, argentite, galena, sphalerite and chalcopyrite in quartz-calcite-fluorite veins ranging from 1 to 30 meters thick but averaging 2 to 5 meters wide.

Technical Reports:

A technical report regarding the updated Mineral Reserves and Resource Estimates, Parral Project, Chihuahua State, Mexico was prepared by SRK Consulting (UK) Limited after year-end. The Qualified Person reporting for the reserves is Mr. Michael Beare, C.Eng, B.Eng (Mining), MIMMM and the Qualified Person reporting for the resources is Mr. Martin Pittuck, M. Sc., MIMMM. Both Mr. Beare and Mr. Pittuck are employees of SRK Consulting (UK) Limited. The full report will be released on Sedar by on April 17, 2008.

Endeavour Silver Corp.

Mineral Reserves

Parral Project

Statement of Resources as at December 31, 2007 (Released March 3, 2008) (i)

Indicated Resources (cut-off grade is 4.5% Zinc-Equivalent, ZnEq % = (Au g/t + Zn % +Pb % + Ag oz/t)

	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz	Zn%	Pb%	Cu%
Total Indicated	600,000	39	1.00	752,000	19,000	3.0	2.7	0.16

Inferred Resources (cut-off grade is 4.5% Zinc-Equivalent, ZnEq % = (Au g/t + Zn % +Pb % + Ag oz/t)

	Tonnes	Silver (g/t)	Gold (g/t)	Silver oz	Gold oz	Zn%	Pb%	Cu%
Total Inferred	1,150,000	39	1.00	1,440,000	37,000	2.5	2.4	0.17

(i) The qualified persons who prepared the reports were Mr. Michael Beare, C.Eng, B.Eng (Mining), MIMMM and Mr. Martin Pittuck, M.Sc., MIMMM, both employees of SRK Consulting (UK) Limited (“SRK”). The full report will be released on Sedar by on April 17, 2008.

ITEM 5:               DIVIDENDS

5.1        Dividends

No dividends have been declared during the past three fiscal years covering the period beginning January 1, 2005 and ending December 31, 2007. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:               DESCRIPTION OF CAPITAL STRUCTURE

6.1        General Description of Capital Structure

The Company’s capital structure is comprised of only one class of shares. The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

As at April 3, 2008, the Company has 49,026,146 common shares issued and outstanding.

The following table provides a summary concerning the Company’s share capital as of December 31, 2007:

December 31, 2007

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	48,982,146 common shares without par value

Endeavour Silver Corp.

All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2        Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3        Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:               MARKET FOR SECURITIES

7.1        Trading Price and Volume

The Company’s common shares are listed for trading on the TSX Toronto Stock Exchange (the “TSE”) under the symbol “EDR”. The Company listed on the TSE and delisted from the TSX Venture Exchange on February 7, 2006. The Company listed on the American Stock Exchange on January 29, 2007 under the symbol EXK.

The price ranges in Canadian $ and volume traded on the TSE for the most recently completed fiscal period ended December 31, 2007 and the months of January and February 2008 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-08	3.80	4.49	3.25	4.19	2,050,951
Jan-08	3.95	4.46	2.90	3.72	3,280,452
Dec-07	3.81	4.16	3.32	3.80	1,890,867
Nov-07	4.09	4.99	3.87	3.88	3,407,999
Oct-07	3.34	4.22	3.15	4.19	4,216,710
Sep-07	3.69	4.39	3.25	3.29	3,876,956
Aug-07	5.20	5.25	3.17	3.65	4,755,104
Jul-07	4.95	5.70	4.84	5.26	2,887,540
Jun-07	5.54	5.68	4.51	4.80	3,199,183
May-07	5.51	6.04	5.02	5.49	4,259,340
Apr-07	5.17	6.09	5.07	5.57	5,159,552
Mar-07	5.34	5.37	4.50	5.17	3,847,566
Feb-07	4.80	5.92	4.77	5.36	6,314,206
Jan-07	4.61	5.14	3.76	4.80	4,912,464

Endeavour Silver Corp.

The price ranges in US$ and volume traded on the American Stock exchange since listing are:

Date	Open	High	Low	Close	Volume Traded
Feb-08	3.77	4.60	3.24	4.34	3,529,875
Jan-08	3.90	4.52	2.80	3.72	5,138,467
Dec-07	4.00	4.13	3.30	3.97	3,247,489
Nov-07	4.35	5.54	3.86	3.96	5,940,809
Oct-07	3.34	4.45	3.13	4.43	5,808,700
Sep-07	3.60	4.19	3.22	3.33	4,446,700
Aug-07	3.45	4.99	2.95	3.53	5,156,500
Jul-07	4.55	5.47	4.55	4.92	3,424,600
Jun-07	5.18	5.37	4.21	4.51	3,905,900
May-07	5.00	5.48	4.82	5.12	5,194,900
Apr-07	4.49	5.36	4.40	5.01	4,763,500
Mar-07	4.53	4.58	3.80	4.51	3,229,535
Feb 07	4.80	5.11	4.10	4.60	4,278,551
* Jan-07	4.22	4.22	3.97	4.09	698,100

* The Company was listed on the AMEX on January 29, 2007.

ITEM 8:               ESCROWED SECURITIES

8.1        Escrowed Securities

Escrowed Securities
Designation of class	Common shares without par value
Number of securities held in escrow	93,750
Percentage of class	0.21% (as of March 23, 2007)

As at April 24, 2006, the Company has a total of 93,750 common shares held in escrow, the release of which is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada

Endeavour Silver Corp.

ITEM 9:               DIRECTORS AND OFFICERS

9.1        Name, Occupation and Security Holding

The following is a list of the current directors and officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)(3)
Bradford J. Cooke British Columbia, Canada	President, CEO and Director of Endeavour Silver Corp.	Director, Chairman and Chief Executive Officer (From July 25, 2002)	1,238,350 2.53%
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd. and Director, President and COO of Endeavour Silver Corp.	Director, President and Chief Operating Officer (From July 25, 2002)	178,300 0.36%
Leonard Harris Colorado, USA	Retired, and Director of
Glamis Gold Ltd.,
Corriente Resources Inc.,
Solitario Resources
Corp., Cardero
Resources Corp., Alamos
Minerals Ltd, Alamos
Gold Inc., Canarc
Resource Corp., Sulliden
Exploration Inc., IMA
Exploration Inc.,
Morgain Minerals Inc.,
Indico Resources Ltd,
Aztec Metals Corp.,
Golden Arrow Resources
	Corp	Director (From July 24, 2003)	10,000 0.02%
Mario D. Szotlender (1) Caracas, Venezuela	President, Mena Resources Inc.	Director (From July 25, 2002)	69,200 0.14%
Geoff Handley (1) Sydney, Australia	Past Executive VP Strategic Development, Placer Dome Inc., Currently Director of Eldorado Gold Ltd, Pan Australian Resources Limited, Boart Longyear Limited, Oryx Mining and Exploration Ltd.	Director (From June 14, 2006)	Nil

Endeavour Silver Corp.

Rex McLennan (1)	Chief Financial Officer of
Viterra Inc.,Past Chief
Financial Officer and
Executive Vice President
of 2010 Vancouver
Olympics Organizing
Committee, Past Chief
Financial Officer &
Executive Vice President
	of Placer Dome Inc.	Director (From June 14, 2007)	Nil
Stewart L. Lockwood British Columbia, Canada	Lawyer, Vector Corporate Finance Lawyers from 2001 and was in house counsel for Canarc Resource Corp prior thereto	Corporate Secretary (From July 25, 2002)	9,026 0.02%
W. R. (Bill) Franklin British Columbia, Canada	Past Chief Financial Officer for Nevada Pacific Gold Ltd.	Chief Financial Officer (From January 1, 2008 to March 31, 2008)	Nil
Barry Devlin Post Falls, Idaho	Past Manager of Generative Exploration and Chief Geologist for Hecla Mining	Vice President, Exploration (From May 2, 2007)	Nil
David Howe Durango, Mexico	Past General Manager of St. Ann Jamaica Bauxite Ltd. & Vice President operations / GM of Hecla Venezuela	Vice President Operations, Mexico (From November 1, 2007)	Nil
Hugh Clarke British Columbia, Canada	Manager, Investor Relations for Endeavour Silver Corp. Investor Relations for Hunter Dickenson	Vice President, Corporate Communications (From April 1, 2008 )	Nil

(1)	Audit Committee members.

(2)	As at March 17, 2007

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

As of the date hereof, the Company has three executive committees: A Compensation Committee, a Nominating Committee and a Disclosure Committee.

Directors' Terms of Office

The directors have served as directors of the Company since the date shown above and their terms of office expire at the beginning of the next annual general meeting.

Endeavour Silver Corp.

Control of Securities

The directors and officers of the Company beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,504,876 common shares of the Company, representing approximately 3% of the issued and outstanding common shares as at March 17, 2008.

9.2        Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Endeavour Silver Corp.

9.3        Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:               PROMOTERS

Within the fiscal period ended December 31, 2007, the fiscal period December 31, 2006, and ten month period ended December 31, 2005, the Company did not have nor employed any person or company acting or performing as a promoter for the Company.

ITEM 11:               LEGAL PROCEEDINGS

11.1        Legal Proceedings

There are no known legal proceedings to which the Company is a party or to which any of its property is the subject or any such proceedings known to the Company to be contemplated.

Endeavour Silver Corp.

ITEM 12:               INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1        Interest of Management and Others in Material Transactions

Other than as set forth below and in this AIF and in the Company’s audited financial statements for the period ended December 31, 2007 and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, within the recently completed financial period ended December 31, 2007, for the fiscal period ended December 31, 2006 and the ten months ended December 31, 2005, none of the following:

(a)	director or executive officer of the Company;

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b),

has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiary.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. Items 4.2 and 9.3 provide further details.

ITEM 13:               TRANSFER AGENT AND REGISTRAR

13.1        Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC
Canada, V6C 3B9

ITEM 14:               MATERIAL CONTRACTS

14.1        Material Contracts

There are no contracts, other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed fiscal period ended December 31, 2007 or before or after the most recently completed financial period and still in effect as of the date of this AIF.

Endeavour Silver Corp.

ITEM 15:               INTERESTS OF EXPERTS

15.1        Names of Experts

KPMG LLP are the external auditors of the Company and reported on the fiscal 2007 audited financial statements of the Company. See Item 1.1.

“Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated April 16, 2007. The Qualified Persons who completed the audit of the reserves and resources are Jim Leader, P.Eng., William Lewis, P.Geo., and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International (“Micon”). {Note: Micon did not audit the Guanacevi stockpiles nor did they audit silver equivalents for this report.} The report was filed on Sedar on April 17, 2007.

15.2        Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of The Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ITEM 16:               ADDITIONAL INFORMATION

16.1        Additional Information

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com and www.sedi.ca

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders that involves the election of directors; and

(c)	is also provided in the Company’s financial statements and management discussion and analysis for its most recently completed financial period ended December 31, 2007.

16.1        Audit Committee

1.            The Audit Committee’s Charter

              Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) became applicable to all issuers listed on the Toronto Stock Exchange after July 1, 2005. Accordingly, as disclosed in its Annual and Special General Meeting materials in respect of the Company meeting held August 2, 2005, the Company adopted an Audit Committee Charter. A copy of the Information Circular relating to the aforesaid meeting with the Audit Committee Charter, attached thereto as schedule “A”, may be found on SEDAR at www.sedar.com. Effective March 17, 2008, MI 52-110 was rescinded and replaced by National Instrument 52-110 Audit Committees (“NI 52-110). NI 52-110 requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

Endeavour Silver Corp.

2.           Composition of the Audit Committee

              The Company’s audit committee is comprised of three directors, as set forth below:

Geoff Handley	Mario D. Szotlender	Rex McLennan

              As defined in NI 52-110, Geoff Handley, Mario Szotlender and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

              All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.           Relevant Education and Experience

              Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

              Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations and 16 years experience financing and managing resource projects in Central and South America. B.IR. degree, Universidad Central de Venezuela, Caracas, Venezuela.

              Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.           Reliance on Certain Exemptions

              At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.4 Events Outside Control of Member;
(d)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or
(e)	an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.            Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

              At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

Endeavour Silver Corp.

6.           Reliance on Section 3.8

              At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.           Audit Committee Oversight

              At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.           Pre-Approval Policies and Procedures

              The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9. External Auditor Service Fees (By Category)

              Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31/2006	$180,000	$98,000 (5)	Nil	Nil
December 31/2007	$540,000	$57,000 (5)	$16,420	Nil

(1)	The aggregate fees billed by the Company’s external auditor
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.
(5)	Audit related fees relate to services provided in connection with interim reviews and the Company’s registration.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective October 31, 2006)

The following Board Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Corporation”) as of the date set out above.

1    Purpose Of Audit Committee

              The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;
  The financial accounting and reporting process to shareholders and regulatory bodies; and
  The system of internal financial controls.

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist them in the proper completion of their duties, for and on behalf of the Company and at its cost, without any requirement for further Board or management approval of such expenditure.

2    Composition

              The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, and as required by all applicable U.S. securities laws and regulations, and the policies of the American Stock Exchange. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

3    Duties

              The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

              The specific duties of the Committee are as follows:

•	Management Oversight:

	o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
	o	Review and evaluate the Company’s internal controls, as established by Management;
	o	Review and evaluate the status and adequacy of internal information systems and security;
	o	Meet with the external auditor at least one a year in the absence of Management;
	o	Request the external auditor’s assessment of the Company’s financial and accounting personnel;
	o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
	o	Review and evaluate the Company’s banking arrangements.

•	External Auditor Oversight

	o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
	o	Review the scope and approach of the annual audit;
	o	Inform the external auditor of the Committee’s expectations;
	o	Recommend the appointment of the external auditor to the Board;
	o	Meet with Management at least once a year in the absence of the external auditor;
	o	Review the independence of the external auditor on an annual basis;
	o	Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and
	o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•	Financial Statement Oversight

	o	Review the quarterly reports with both Management and the external auditor;
	o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
	o	Review and discuss with Management the annual audited financial statements; and
	o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

•	“Whistleblower” Procedures

	o	Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
	o	Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

Endeavour Silver Corp.